Exhibit 99.1

SILVERCORP COMPLETES ACQUISITION OF ADVENTUS

Trading Symbols:	TSX/NYSE AMERICAN: SVM TSXV: ADZN / OTCQX: ADVZF

VANCOUVER, BC and TORONTO, July 31, 2024 /CNW/ - Silvercorp Metals Inc. ("Silvercorp") (TSX: SVM) (NYSE American: SVM) and Adventus Mining Corporation ("Adventus") (TSXV: ADZN) (OTCQX: ADVZF) are pleased to announce, further to the news releases of Silvercorp and Adventus dated April 26, 2024 and July 31, 2024, the completion of Silvercorp's previously announced acquisition of all of the outstanding common shares of Adventus ("Adventus Shares") effective as of 12:01 a.m. (the "Effective Time") today by way of a statutory plan of arrangement under the provisions of the Canada Business Corporations Act (the "Arrangement").

Under the terms of the Arrangement, each former shareholder of Adventus, other than Silvercorp, is entitled to receive 0.1015 of one Silvercorp common share (a "Silvercorp Share") for each Adventus Share (the "Exchange Ratio"). All outstanding Adventus stock options and warrants are now exercisable for Silvercorp Shares, with the number of Silvercorp Shares issuable on exercise and the exercise price adjusted in accordance with the Exchange Ratio. All outstanding Adventus restricted share units vested as of the Effective Time and have been settled in cash, funded by Silvercorp through Adventus.

With the Arrangement now complete, Adventus intends to cause the Adventus Shares to be delisted from the TSX Venture Exchange as soon as reasonably practicable following the closing of the Arrangement. In connection therewith, Adventus intends to submit an application to the applicable securities regulators to cease to be a reporting issuer and to terminate its public reporting obligations.  Adventus' President and CEO, Christian Kargl-Simard, and Frances Kwong, CFO and Corporate Secretary, have agreed to stay on in consultancy roles for a transition period post-closing.

Further details regarding the Arrangement are set out in Adventus' management information circular dated May 21, 2024 which is available on SEDAR+ (www.sedarplus.ca) under Adventus' issuer profile.

Neither TSX Venture Exchange nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release

For further information

Silvercorp Metals Inc.
Lon Shaver
President
Phone: (604) 669-9397
Toll Free 1(888) 224-1881
Email: investor@Silvercorp.ca
Website: www.Silvercorp.ca

CAUTIONARY DISCLAIMER - FORWARD LOOKING STATEMENTS
This news release includes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable securities laws relating to, among other things, statements with respect to the delisting of the Adventus Shares and Adventus applying to cease to be a reporting issuer. Forward-looking information may in some cases be identified by words such as "will", "anticipates", "expects", "intends" and similar expressions suggesting future events or future performance.

We caution that all forward-looking information is inherently subject to change and uncertainty and that actual results may differ materially from those expressed or implied by the forward-looking information. Without limiting the foregoing, the Project and its prospects could be materially affected by the Appeal or subsequent developments in the litigation concerning the Project.  Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We cannot guarantee that any forward-looking information will materialize and you are cautioned not to place undue reliance on this forward-looking information. Any forward-looking information contained in this news release represent expectations as of the date of this news release and are subject to change after such date. However, we are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information, the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law. All of the forward-looking information in this news release is qualified by the cautionary statements herein.

A comprehensive discussion of other risks that impact Silvercorp and Adventus can also be found in their public reports and filings which are available under their respective profiles at www.sedarplus.ca.

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SOURCE Silvercorp Metals Inc

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%CIK: 0000134067

CO: Silvercorp Metals Inc

CNW 15:24e 31-JUL-24